UNITED STATES
                        SECURITES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form N-54A

       NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF
        THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
                            SECTION 54(A) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54 (a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

                                      Name:

                              Michelex Corporation

                      Address of Principal Business Office:

                                  63 Trade Road
                                Massena, NY 13662

                                Telephone Number:

                                 (315) 769-6616

                Name and Address of Agent for Service of Process:

            Thomas Gramuglia, Director, Vice President and Secretary
                              Michelex Corporation
                                  63 Trade Road
                                Massena, NY 13662

                                    Copy to:

                                Ronald C. Kaufman
                           Kaufman & Associates, PLLC
                         624 S. Boston Ave., 10th Floor
                                 Tulsa, OK 74119

Check one of the following:

[x] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: Form 10SB File No. 0-26695, filed July 13, 1999.

[ ] The company is relying on Rule 12g-2 under the securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act. The file number of the registration as an investment company pursuant to Section 8 (a) of the Act, if any, of the company:

The file number of the registration as an investment company pursuant to Section 8 (a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Utah and with its principal place of business in New York; that it will be operated for the purposes of making investments in securities described in Section 55 (a) (1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

                                   SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to Sections 55 though 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Massena and State of New York on this 1st day of November, 2004.

                            By:      /s/ THOMAS GRAMUGLIA
                            ----------------------------------------------
                             Name: Thomas Gramuglia
                             Director, Vice President and Secretary